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Exhibit 12

Avis Group Holdings, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

				Predecessor Companies
			March 1, 2001 (Date of Acquisition) to December 31, 2001		Years Ended December 31,
	Year Ended December 31, 2003	Year Ended December 31, 2002		Two Months Ended February 28, 2001
					2000	1999
Earnings available to cover fixed charges:
Income (loss) before income taxes	$113,781	$83,914	$(69,850)	$(42,237)	$99,104	$91,548
Plus: Fixed charges	336,156	292,703	270,128	59,419	419,428	354,875
Less: Capitalization of interest	—	8	22	4	165	94

Earnings available to cover fixed charges	$449,937	$376,625	$200,256	$17,178	$518,367	$446,329

Fixed charges (a):
Interest, including amortization of deferred financing costs	$290,951	$251,858	$234,901	$52,134	$373,949	$298,549
Interest portion of rental payment	45,205	40,845	35,227	7,285	45,479	56,326

Total fixed charges	$336,156	$292,703	$270,128	$59,419	$419,428	$354,875

Ratio of earnings to fixed charges	1.34x	1.29x	0.74x	0.29x	1.24x	1.26x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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Avis Group Holdings, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)